

Mail Stop 4720

February 23, 2016

Eric Sherbet
General Counsel and Secretary
Patheon Holdings Coöperatief U.A.
111 Speen St, Suite 550
Framingham, MA 01701

> **Re:** **Patheon Holdings Coöperatief U.A.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 5, 2016**
> **File No. 333-204789**

Dear Mr. Sherbet:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1.   We refer to your revised disclosure in the third sentence of the first bullet point on page 7. Please provide comparable disclosure for the 2014 and 2015 periods or explain why it is appropriate to limit your disclosure to the 2013 period.

Selected consolidated historical financial data, page 45

2.   We note the removal of your unaudited pro forma consolidated financial information in the most recent amendment to the S-1 registration statement. Please tell us your consideration of providing a pro forma income statement reflecting transactions that have not been reflected for the entire fiscal year ended October 31, 2015 such as:
    •   the sale of DPx Fine Chemicals which closed on August 31, 2015;
    •   the sale of Biosolutions business in Capua, Italy which closed on July 31, 2015;
    •   the spin-off of the BLS business which was completed on July 31, 2015; and

- the issuance and sale on May 6, 2015 of the Senior PIK Toggle Notes.

The pro forma income statement should assume the transactions occurred at the beginning of the fiscal year presented or November 1, 2014. Refer to Article 11-02(c)(2)(i) of Regulation S-X.

Results of Operations
Selected Quarterly Information, page 61

3. Please help us understand why it is appropriate to determine adjusted net income (loss) based on cash tax expense. In this regard, please address the following:
    - How the cash tax expense amount was calculated, reconciling to corresponding amounts reported in your financial statements.
    - What is meant by annual expected or paid cash taxes.
    - Why annual expected or paid cash taxes is divided equally among the four quarters.
    - How the cash tax rate of 18% was determined.
    - How this measure supports your assertion as a useful metric in evaluating the performance of your operating businesses and provides greater transparency into your results of operations.

You may contact Sasha Parikh at 202-551-3627 or James Rosenberg, Senior Assistant Chief Accountant, at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Joseph McCann at 202-551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Andrea Nicolas,
        Skadden, Arps, Slate, Meagher & Flom LLP